Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated January 17, 2025 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock of

Inari Medical, Inc.

at

$80.00 per share in cash

pursuant to the Offer to Purchase dated January 17, 2025

by

Eagle 1 Merger Sub, Inc.

a wholly owned subsidiary of

Stryker Corporation

Eagle 1 Merger Sub, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Parent”), is offering to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Inari Medical, Inc., a Delaware corporation (“Inari”), for $80.00 per Share, net to the seller in cash, without interest and subject to any applicable tax withholding (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 17, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Offeror will not be charged brokerage fees or similar expenses on the sale of Shares pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 6, 2025, by and among Parent and Inari, and, from and after its execution and delivery of a joinder thereto on January 7, 2025, Offeror (as may be further amended or supplemented from time to time, the “Merger Agreement”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON

TUESDAY, FEBRUARY 18, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Merger Agreement provides, among other things, that as soon as practicable following (and on the same date as) the date the Offeror accepts tendered Shares for payment (the “Offer Acceptance Time”) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Offeror will merge with and into Inari (the “Merger”), with Inari continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares (i) owned by Inari or any wholly owned subsidiary of Inari as treasury stock or otherwise, (ii) owned, directly or indirectly, immediately prior to the effective time of the Merger, by Parent or Offeror or any wholly owned subsidiary of Parent, or (iii) owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be automatically converted into the right to receive the Offer Consideration. The Merger Agreement is more fully described in “The Offer—Section 13—The Transaction Documents” in the Offer to Purchase.

If the Offer is consummated, Offeror does not anticipate seeking the approval of Inari’s remaining public stockholders before effecting the Merger. The parties have agreed and the Merger Agreement requires that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following (and on the same date as) the Offer Acceptance Time, without a vote of Inari’s stockholders, in accordance with Section 251(h) of the DGCL.

The Inari board of directors (the “Inari Board”) has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Inari and its stockholders; (ii) duly authorized and approved the execution, delivery and performance by Inari of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iii) resolved that the Merger Agreement and the Merger will be effected pursuant to Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Offer Acceptance Time; (iv) declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (v) recommended that holders of Shares accept the Offer and tender their Shares to Offeror pursuant to the Offer.

On the date of the Offer to Purchase, Inari will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to Inari stockholders with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the Inari Board’s reasons for authorizing and approving the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned upon: (i) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer the number of Shares that, when added to any Shares owned by Parent or Offeror, represents at least a majority of the Shares issued and outstanding as of immediately following the expiration of the Offer (the “Minimum Condition”), provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the parties will exclude Shares tendered in the Offer that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL); (ii) the waiting period pursuant to the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger having expired or been terminated (the “Regulatory Condition”); (iii) there not being any law by any governmental entity of competent jurisdiction in effect enjoining, prohibiting or otherwise preventing the consummation of the Offer or the Merger (the “Absence of Legal Restraint Condition”); (iv) accuracy of Inari’s representations and warranties in the Merger Agreement, subject to specified materiality standards; (v) Inari having performed or complied in all material respects with each of the obligations and covenants required by the Merger Agreement to be performed or complied with by Inari prior to the expiration of the Offer; (vi) receipt by Parent of a certificate from Inari certifying satisfaction of the conditions described in the foregoing clauses (iv) and (v); and (vii) the Merger Agreement having not been terminated in accordance with its terms (the “Termination Condition”). These conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” in the Offer to Purchase.

Offeror expressly reserves the right to waive any of the conditions to the Offer or modify the terms of the Offer in any manner not inconsistent with the Merger Agreement, except that, without the prior written consent of Inari, it will not and Parent will not permit Offeror to: (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Consideration; (iii) change the form of consideration payable in the Offer; (iv) waive, amend or modify the Minimum Condition, the Regulatory Condition, the Absence of Legal Restraint Condition or the Termination Condition; (v) impose conditions or requirements to the Offer other than the conditions listed in “The Offer—Section 15—Conditions to the Offer” in the Offer to Purchase (collectively, the “Offer Conditions”); (vi) amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares (in their capacity as such); (vii) terminate, extend or otherwise amend or modify the expiration date of the Offer other than pursuant to and in accordance with the Merger Agreement; (viii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares; or (ix) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Upon the terms and subject to the conditions set forth in the Offer, Offeror will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn on or prior to one minute after 11:59 p.m., New York City time, on Tuesday, February 18, 2025, or in the event the Offer is extended as permitted by the Merger Agreement, the latest time and date at which the Offer, as so extended, will expire (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”).

If at the Expiration Time any Offer Condition has not been satisfied or waived, Offeror is required to extend the Offer for one or more consecutive periods of not more than ten business days each (or such longer period as Parent and Inari may mutually agree) until such time as such conditions have been satisfied or waived, except that if the sole then-unsatisfied Offer Condition is the Minimum Condition (and those conditions which by their nature are to be satisfied at the expiration of the Offer), Offeror will not be required to extend the Offer on more than three occasions, with each such extension to be for ten business days unless Inari agrees otherwise in writing. Notwithstanding the foregoing, in no circumstances will the Offeror extend the Offer such that the Offer Acceptance Time would occur beyond the End Date (as defined in the Offer to Purchase). In addition, Offeror is required to extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC or its staff applicable to the Offer. In the event that the Merger Agreement is terminated, Offeror will immediately, irrevocably and unconditionally terminate the Offer and neither acquire nor pay for any Shares pursuant thereto. If the Offer is terminated or withdrawn by Offeror in accordance with the terms of the Merger Agreement, Offeror will promptly return, and Parent and Offeror will cause any depository acting on behalf of Offeror to return, all tendered Shares to the registered holders thereof.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. New York City time, on the business day after the previously scheduled Expiration Time. In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Equiniti Trust Company, LLC, the depository for the Offer (the “Depository”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depository or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” in the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depository or you cannot comply with the procedures for book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” in the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” in the Offer to Purchase.

For purposes of the Offer, Offeror will be deemed to have accepted for payment Shares validly tendered and not properly withdrawn when, as and if Offeror gives oral or written notice of its acceptance to the Depository. Upon the terms and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Consideration with respect thereto with the Depository, which will act as agent for the tendering stockholders for purposes of receiving payments from Offeror and transmitting such payments to the tendering stockholders. Under no circumstances will Offeror pay interest on the Offer Consideration, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in “The Offer—Section 4—Withdrawal Rights” in the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. However, you may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, you may also withdraw such Shares any time after March 18, 2025, which is 60 days after the date of the commencement of the Offer, as explained in this paragraph and in the Offer to Purchase. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depository at one of its addresses set forth on the back cover of the Offer to Purchase, and such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares to be withdrawn, if different from that of the person who tendered such Shares. If certificates representing the Shares to be withdrawn have been delivered to the Depository, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates to the Depository, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. Withdrawals of tendered Shares may not be rescinded, and Shares properly withdrawn will no longer be considered validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Offeror will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be binding.

In general, your exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Accordingly, a U.S. Holder (as defined in the Offer to Purchase) who exchanges Shares for cash pursuant to the Offer or the Merger will generally recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received with respect to such Shares pursuant to the Offer or the Merger and the U.S. Holder’s adjusted tax basis in such Shares. A Non-U.S. Holder (as defined in the Offer to Purchase) who exchanges Shares for cash in the Offer or the Merger will generally not be subject to U.S. federal income tax with respect to such exchange unless such Non-U.S. Holder has certain connections with the United States. You should consult your tax advisor about the specific tax consequences to you of exchanging your Shares for cash pursuant to the Offer or the Merger in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” in the Offer to Purchase for a more detailed discussion of the tax consequences of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Inari has provided Parent and Offeror with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at Offeror’s expense. Neither Parent nor Offeror will pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depository) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Offeror for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (877) 750-8334

Banks and Brokers may call collect: (212) 750-5833

January 17, 2025